# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-002889
Filed by CIK 0001056581

## Reporting persons
- Tontine Asset Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 3 is being filed to report that the Reporting Persons (as defined below) no longer beneficially own more than five percent of the outstanding shares of Common Stock, par value $0.01 per share ("Common Stock"), of Nine Energy Service, Inc. (the "Company"). This Amendment No. 3 constitutes an exit filing for the Reporting Persons.
- Tontine Capital Overseas Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 2001 Kirby Drive, Suite 200, Houston, Texas 77019

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Tontine Capital Overseas Master Fund II, L.P, a limited partnership organized under the laws of the State of Delaware;
(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware; and
(iii) Jeffrey L. Gendell, a United States citizen.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tontine Asset Associates, LLC: /s/ Jeffrey L. Gendell, Managing Member (02/06/2026)
- Tontine Capital Overseas Master Fund II, L.P.: /s/ Jeffrey L. Gendell, Managing Member of Tontine Asset Associates, LLC, the general partner of Tontine Capital Overseas Master Fund II, L.P. (02/06/2026)
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (02/06/2026)